AP
3/13

15049352

SECURITIE

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH, D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Ave.
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Albertini — 240 395-2399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E. Cohen and Company, CPAs
(Name – *if individual, state last, first, middle name*)

One Research Court, Suite 101	Rockville	Maryland	20850
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Darren Womer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NC Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDRA SZALAY BROOKS
Notary Public
State of Maryland
Montgomery County
My commission exp. January 28, 2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

Report of Independent Registered Public Accounting Firm

To the Member and Directors of
NC Securities, LLC
Bethesda, Maryland

Introductory paragraph
We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2014 and the related statements of operations, members equity and cash flows for the year then ended. These financial statements are the responsibility of NC Securities, LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope paragraph
We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

Opinion on the financial statements
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Paragraph on supporting schedules
The supplementary information on pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of NC Securities, LLC's financial statements. The computation of net capital is the responsibility of NC Securities, LLC's management. Our audit procedures include determining whether the computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital. In forming our opinion on the computation of net capital, we evaluated whether the computation of net capital, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

E. Cohen and Company CPAs

March 2, 2015

One Research Court, Suite 101, Rockville, Maryland 20850
Tel: 301.917.6200 | Fax: 301.917.6220 | www.ecohencpas.com

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets		
Cash	$	7,556
Total assets	$	7,556

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accrued expenses	$	1,250
Member's equity		6,306
Total liabilities and member's equity	$	7,556

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenue	$ -
Operating expenses	
Regulatory compliance	13,246
Overhead allocation from Parent company	13,100
Other expenses	814
Total operating expenses	27,160
Net loss	$ (27,160)

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Balance, beginning of year	$	20,365
Net loss for the year		(27,160)
Capital contributions for the year		13,101
Balance, end of year	$	6,306

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net loss	$ (27,160)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in accrued expenses	1,250
Net cash used in operating activities	(25,910)
Cash flows from financing activities	
Capital contributions from Parent company	13,101
Net cash provided by financing activities	13,101
Net decrease in cash	(12,809)
Cash, beginning of year	20,365
Cash, end of year	$ 7,556

See independent auditor's report and notes to the financial statements.

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of the NASD, now FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. These tax returns for the years 2011 – 2013 remain subject to examination by the Internal Revenue Service and the State of Maryland. The 2014 Federal and state tax returns have not yet been filed.

The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2014.

3. Related party relationships and transactions

The Company is wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides office space and administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $2,000 through April 2014, reduced to $625 per month effective May 1, 2014. NCC has agreed that these charges will be funded by an equal monthly contribution of capital to the Company.

As of December 31, 2014, there are no amounts due to or from NCC.

4. Net capital requirement

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2014, the Company had net capital, as defined, of $6,306, which was $1,306 in excess of its required net capital of $5,000. The Company's year end ratio of aggregate indebtedness to net capital was .2 to 1.

5. Subsequent events

Management of the Company has evaluated events or transactions that occurred after December 31, 2014, through March 2, 2015, the date the financial statements were available to be issued, and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2014

Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 6,306
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	6,306
Add:	
Liabilities subordinated to claims of general creditors	-
Other allowable credits	-
Deduct:	
Total nonallowable assets from Statement of Financial Condition	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Less haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net capital	**$ 6,306**
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 1,250
Items not included in financial statements	-
Aggregate indebtedness	**$ 1,250**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,306
Ratio: Aggregate indebtedness to net capital	.2 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)
DECEMBER 31, 2014

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is exempt from this requirement under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.

E. COHEN
AND COMPANY, CPAs
Building Profitable Ideas

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying NC Securities, LLC Exemption Report, in which (1) NC Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NC Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) NC Securities, LLC stated that NC Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying NC Securities, LLC's Exemption Report, in which (1) NC Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NC Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) NC Securities, LLC stated that NC Securities, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. NC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

E. Cohen and Company CPAs

March 2, 2015

One Research Court, Suite 101, Rockville, Maryland 20850
Tel: 301.917.6200 | Fax: 301.917.6220 | www.ecohencpas.com

NC Securities, LLC's Exemption Report

NC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

NC Securities, LLC

I, Darren Womer swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: PRESIDENT

March 2, 2015